

October 2, 2014

Via E-mail
Dr. Pierre-Henri Benhamou
Chairman and Chief Executive Officer
DBV Technologies S.A.
Green Square-Bâtiment D
80/84 rue des Meuniers
92220 Bagneux France

> **Re:** **DBV Technologies, S.A.**
> **Registration Statement on Form F-1**
> **Filed September 22, 2014**
> **File No. 333-198870**

Dear Dr. Benhamou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Conditional Advances, page 69

1. Please refer to prior comment 3 and address the following additional comments:

   - Tell us why it is appropriate to recognize the conditional advances as a financial liability under IAS 32 and IAS 39. Also, tell us why the amount of the conditional advance in excess of the minimum amount repayable, if the project is a failure, is not a forgivable loan under paragraph 10 of IAS 20;

   - Assuming you can substantiate why accounting under IAS 32 and IAS 39 is appropriate, tell us how the amount of the liability you record represents its fair value, as required by paragraph 43 of IAS 39. Also, explain how the probability of attaining only partial technical or commercial success or having a failure for the underlying project is considered in determining fair value;

- Tell us why it is appropriate to deem that the project will be a total technical or commercial success, when the conditions for success are not specified in the contract and are subject to the sole discretion of the OSEO; and

- Tell us the "minimum amount" due to OSEO in the event of project failure. Also, tell us the amounts due and timing under the "specified repayment schedule" that are subject to renegotiation for projects deemed to be only a partial success.

Notes to Financial Statements
Note 3: Accounting Principles
3.1 Intangible Assets, page F-10

2. Please revise your disclosure regarding the potential capitalization as internally-developed intangible assets in your research and development expenses section to clarify that only development expenses may be capitalized, as stipulated in paragraph 57 of IAS 38. Otherwise, please tell us how your policy complies with IFRS.

Note 11: Financial Liabilities, page F-22

3. Please disclose the discount rates applied to each conditional advance presented in the table on page F-23. Also, explain the factors underlying the difference between funding for the Fourth OSEO Advance of €3,206,162 and related repayments €3,750,000.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Bloom, Esq.
Michael H. Bison, Esq.
Goodwin Procter LLP
Exchange Place
55 State Street
Boston, MA 02109